EXHIBIT 23.2
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We have issued our report dated October 27, 2006, accompanying the financial statements of NEG Oil & Gas LLC and subsidiaries excluding National Energy Group, Inc., and the 10 3/4% Senior Notes due from National Energy Group, Inc., but including National Energy Group, Inc.’s 50% membership interest in NEG Holding LLC as of December 31, 2004 and 2005 and for each of the three years in the period ended December 31, 2005 contained in the Registration Statement. We consent to the use of the aforementioned report in the Registration Statement, and to the use of our name as it appears under the caption “Experts”.
/s/ Grant Thornton LLP
Houston, Texas
December 21, 2007